July 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Gabor
Ms. Mary Beth Breslin

Re:	ScoutCam Inc.
Registration Statement on Form S-1, as amended
Registration No. 333-237470

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ScoutCam Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-237470) of the Company (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 9:00 a.m., Eastern Time, on July 16, 2020 or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so confirm that event with our outside counsel, Mr. Matthew Rudolph of Meitar | Law Offices, by email at matthewr@meitar.com. The Company hereby authorizes Mr. Rudolph of Meitar | Law Offices to orally modify or withdraw this request for acceleration.

Sincerely,

SCOUTCAM INC.

By:	/s/ Yaron Silberman
Yaron Silberman
Chief Executive Officer

cc:	Mr. Matthew Rudolph, Esq. (Meitar | Law Offices)